

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

April 20, 2011

John Marino
President and Chief Financial Officer
1st United Bancorp, Inc.
One North Federal Highway
Boca Raton, FL 33432

      Re: **1st United Bancorp, Inc.**
              Form 10-K for Fiscal Year Ended
              December 31, 2010
              File No. 001-33462

Dear Mr. Marino:

      We have completed our review of your filings and have no further comments at this time.

                    Sincerely,

                    Amit Pande
                    Accounting Branch Chief